UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2024

Commission File Number 001-11444

MAGNA INTERNATIONAL INC.
(Exact Name of Registrant as specified in its Charter)

337 Magna Drive, Aurora, Ontario, Canada L4G 7K1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                    Form 40-F ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGNA INTERNATIONAL INC.

(Registrant)
Date:	February 23, 2024

		By:	/s/ “Bassem Shakeel”
Bassem A. Shakeel,
Vice-President, Associate General Counsel and Corporate Secretary

EXHIBITS

Exhibit 99.1	Management’s Discussion and Analysis of Results of Operations and Financial Position of the Registrant for the year ended December 31, 2023, including Management’s Report on internal control over financial reporting.

Exhibit 99.2	Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2023, including Auditors’ Reports on such statements and on internal control over financial reporting.

Exhibit 99.3	Consent of Deloitte LLP